Exhibit 99.1

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal Second Quarter Ended March 31, 2020

VANCOUVER and HOUSTON, May 7, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (NASDAQ: EPIX, TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal second quarter ended March 31, 2020. All references to "$" in this release refer to United States dollars, unless otherwise indicated.

"This past quarter has seen ESSA achieve a significant milestone as we filed the IND for EPI-7386 on time, and subsequently received allowance from the FDA to proceed with the Phase I clinical trial of EPI-7386," stated David Parkinson, MD, President and CEO of ESSA. Dr. Parkinson continued, "We are currently working with clinical sites in the US and Canada so we can begin enrollment of patients as soon as possible, ensuring compliance with COVID-19 risk management guidance as provided by the FDA."

Recent Corporate Highlights

  The Investigational New Drug ("IND") application for EPI-7386 was filed and accepted by the Food and Drug Administration ("FDA"), and a clinical trial application ("CTA") was subsequently filed with Health Canada.  The clinical trial is expected to enroll approximately 18 patients at multiple medical institutions in a standard 3+3 trial design with an approximate 10 additional patients enrolled in the dose expansion cohort.
  Entered into an Open Market Sale Agreement (the "ATM Sales Agreement") with Jefferies LLC, effective as of April 13, 2020. Under the ATM Sales Agreement, ESSA may sell its common shares in the capital of the Company from time to time for up to US$35.0 million in aggregate sales proceeds in "at-the-market" transactions.
  The Company will present posters with preclinical data on EPI-7386 at both the American Urological Association Annual Meeting to be held virtually on May 18, 2020 and the AACR Virtual Annual Meeting II held from June 22-24th. The poster presentations will include new gene expression data for EPI-7386, enzalutamide and the combination of the two in prostate cancer models.
  The ESSA management team will participate in Jefferies Virtual Healthcare Conference from June 2-4, 2020.

Summary Financial Results

  Net Income (Loss). ESSA recorded a net loss of $9.4 million ($0.45 loss per common share based on 20,819,572 weighted average common shares outstanding) for the quarter ended March 31, 2020, compared to a net loss of $3.4 million ($0.54 loss per common share based on 6,311,098 weighted average common shares outstanding) for the quarter ended March 31, 2019. This included non-cash share-based payments of $3.6M for the quarter ended March 31, 2020 compared to $316,407 for the quarter ended March 31, 2019, recognized for stock options granted and vesting.
  Research and Development ("R&D") expenditures. R&D expenditures for the quarter ended March 31, 2020 were $4.6 million compared to $1.5 million for the quarter ended March 31, 2019. The increase in R&D expenditures for the quarter were primarily related to preparing the IND application for EPI-7386, preparatory clinical costs, manufacturing and chemistry costs, and non-cash costs related to share-based payments ($1.03M for quarter ending March 31, 2020 compared to $92,851 for quarter ended March 31, 2019). R&D costs in the comparative period were primarily related to preclinical research of the Company's next-generation aniten compounds.
  General and administration ("G&A") expenditures. G&A expenditures for the quarter ended March 31, 2020 were $4.9 million compared to $1.8 million for the quarter ended March 31, 2019. The increase in the quarter is primarily due to non-cash share-based payments. ($2.55M for the quarter ending March 31, 2020 compared to $223,556 for the quarter ending March 31, 2019.)

Liquidity and Outstanding Share Capital

Cash on hand at March 31, 2020 was $39.9 million, with working capital of $39.7 million, reflecting the aggregate gross proceeds of the August 2019 financing of $36 million and the acquisition of Realm Therapeutics plc which provided the Company with $22.2 million in cash, less operating expenses in the intervening period.

As of March 31, 2020, the Company had 20,824,339 common shares issued and outstanding.

In addition, as of March 31, 2020 there were 12,331,127 common shares issuable upon the exercise of warrants and broker warrants. This includes 11,919,404 prefunded warrants at an exercise price of $0.0001 that were issued in lieu of common shares in the August 2019 financing, and 411,723 other warrants at a weighted average exercise price of $38.93. There are 5,310,000 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $3.41 per common share.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently conducting a phase 1 study of EPI-7386 in patients with mCRPC who are failing current standard-of-care therapies. For more information, please visit www.essapharma.com and follow us on Twitter under @ESSAPharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, the timing and enrollment of a Phase 1 study of EPI-7386,   future presentations with respect to EPI-7386 and the content thereof, and other statements surrounding the Company's clinical evaluation of EPI-7386.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
Amounts in thousands of United States dollars

	March 31, 2020	September 30, 2019

Cash	$ 39,914	$ 53,323
Prepaid and other assets	1,881	1,451

Total assets	$ 41,795	$ 54,774

Current liabilities	1,473	5,575
Derivative liability	44	18
Shareholders' deficiency	40,278	49,181

Total liabilities and shareholders' deficiency	$ 41,795	$ 54,774

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
Amounts in thousands of United States dollars, except share and per share data

	Three months ended March 31, 2020	Three months ended March 31, 2019

OPERATING EXPENSES
Research and development	$ 4,618	$ 1,454
Financing costs	88	167
General and administration	4,868	1,762

Total operating expenses	(9,574)	(3,383)

Gain (loss) on derivative liability	35	(16)
Other items	188	(18)

Net loss before taxes	(9,351)	(3,417)
Income tax expense	(4)	(12)

Net loss for the period	$ (9,355)	$ (3,429)

Basic and diluted loss per common share	$ (0.45)	$ (0.54)

Weighted average number of common shares outstanding	20,819,572	6,311,098

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SOURCE ESSA Pharma Inc

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For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006

CO: ESSA Pharma Inc

CNW 17:05e 07-MAY-20